

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 23, 2013

<u>By E-Mail</u>

Andrew Langham, Esq.
Assistant General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

   Re: Transocean Ltd.
      Soliciting Material filed by Icahn Partners et al.
      Filed April 19, 2013
      File No. 0-53533

Dear Mr. Langham:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Material</u>

<u>General</u>

1. We note your response to comment one in our letter dated April 19, 2013; however, we are unable to agree with your analysis. You state that the pending litigation relates to an alleged breach of a director's duty of due care, good faith and loyalty obligations to CVR's minority shareholders by two of your nominees. Please revise to include the information required by Instruction 4 to Item 103 of Regulation S-K and corresponding Item 7(a) of Schedule 14A in a proxy supplement.

2. In future filings, please revise to check the box for Definitive Additional Materials since Rule 14a-12 applies to solicitations made before furnishing security holders with a proxy

statement.

Carl C. Icahn Issues Open Letter to Transocean Shareholders

How Can a Company be Trusted to Allocate Capital If They Can't Even Calculate Shareholder Returns

3. We note you state that Transocean's statement of its 3 and 5 year stock performance for the periods prior to Macondo is "a blatant misstatement of the facts" and are "incorrect numbers," "misleading information," "absurdly wrong" and "are just not true." Please revise these statements and refile to clarify the reasons for the difference in the calculation of returns and specifically, whether it is due to a different peer group being used or some other variation in the underlying data. Refer to Rule 14a-9(c). In this regard, we note that Transocean has included Pacific Drilling and Hercules in its peer group, while you have not included these companies.

4. We note the following statement, which appears to impugn the character, integrity or personal reputation of the board and management: "If the board and management cannot be trusted to know the performance of their company and know when a disclosure is being made by management is just absurdly wrong, how can they be trusted to make decisions regarding significant capital allocation questions and to manage the operations of a complex multinational company." Please disclose the factual foundation for such an assertion or delete the statement in future solicitations. In this regard, please note that characterizing a statement as one's opinion does not eliminate the need to provide a proper foundation for the statement and that the factual foundation for such an assertion must be reasonable. Refer to Note (b) to Rule 14a-9.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions